JG

SECURITIES AND EXCHANGE COMMIS
RECEIVED
MAY 10 2016
DIVISION OF TRADING & MARKETS

16002052

MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLARK NOBIL & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 E. Hallandale Beach Blvd., Ph-5

(No. and Street)

Hallandale Beach, FL 33009

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark Nobil (954) 458-9000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas W. Klash

(Name – *if individual, state last, first, middle name*)

1909 Tyler St, #302 Hollywood, FL 33020

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AKB

OATH OR AFFIRMATION

I, Clark Nobil, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clark Nobil & Co., as of 12/31/2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(NONE)

2-17-16

Signature

Sole Proprietor

Title

Notary Public

Enrique Loran
Notary Public
State of Florida
MY COMMISSION # FF 237255
Expires: July 14, 2019

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARK NOBIL & CO.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS:	
Cash	$ 36,428
Commissions Receivable	2,031
TOTAL CURRENT ASSETS	$ 38,459

LIABILITIES

CURRENT LIABILITIES:	
Accrued Expenses	$ 220

SOLE PROPRIETOR'S EQUITY

CLARK NOBIL CAPITAL	$ 38,239

See accompanying notes to financial statements.